1181704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02052030

Act 34 Act
Section 11(a)
Rule 11a2-2(T)
Public Availability July 31, 2002

July 9, 2002

Jeffrey P. Burns
Assistant General Counsel
American Stock Exchange
86 Trinity Place
New York, New York 10006

Re: Proposal to Allow Broker-Dealer Orders Eligible for Automatic Execution Through the Amex Auto-Ex System

Dear Mr. Burns:

In your letter dated June 27, 2002, you provided the staff with your analysis of the American Stock Exchange's (the "Exchange" or "Amex") position regarding the application of Rule 11a2-2(T) under the Securities Exchange Act of 1934 ("Exchange Act") to transactions executed via the Exchange's Automatic Execution System ("Auto-Ex") for options.

Section 11(a) of the Exchange Act prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises investment discretion (collectively, "covered accounts") unless an exception applies. Rule 11a2-2(T) provides exchange members with an exemption, in addition to the exceptions delineated in the statute. Known as the "effect versus execute" rule, Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the rule's conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution,[1] (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member or an associated person has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business on behalf of the account in accordance with the rule.

[1] The member may, however, participate in clearing and settling the transaction.

1. Off-Floor Transmission

The requirement in Rule 11a2-2(T) for orders to be transmitted from off the exchange floor reflects Congress' intent that Section 11(a) should operate to put money managers and non-money managers on the same footing for purposes of their transactions for covered accounts. In considering other automated systems, the Commission and the staff have stated that the off-floor transmission requirement would be met if a covered account order is transmitted from off the floor directly to the exchange floor by electronic means.[2] Because all orders sent to Auto-Ex will be electronically submitted from remote locations away from the exchange floor, the staff believes that orders transmitted for execution on Auto-Ex satisfy the off-floor transmission requirement.

2. Non-Participation in Order Execution

Rule 11a2-2(T) further provides that the exchange member and its associated persons may not participate in the execution of a transaction once the order has been transmitted to the exchange floor. This requirement was included to prevent members with their own brokers on the exchange floor from using those persons to influence or guide their orders' execution. This requirement does not preclude members from canceling or modifying orders, or from modifying the instructions for executing orders, after they have been transmitted to the floor. Such cancellations or modifications, however, also must be transmitted from off the exchange floor.[3]

In a release discussing both the COMEX and the PACE systems, the Commission noted that a member relinquishes any ability to influence or guide the execution of its order at the time the order is transmitted into the systems, and although the execution is automatic, the design of such systems insures that members do not posses any special or unique trading advantages in handling orders after transmission to the trading floor.[4]

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[2] See, e.g., Securities Exchange Act Release No. 29237 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); Securities Exchange Act Release No. 15533 (January 29, 1979) (regarding the Amex Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX's Communications and Execution System, and the Phlx's Automated Communications and Execution System); Securities Exchange Act Release No. 14563 (March 14, 1978) (regarding the NYSE's Designated Order Turnaround System).

See also Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Phlx (March 24, 1999) (regarding Phlx's VWAP Trading System); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC, to David E. Rosedahl, PCX (November 30, 1998) (regarding OptiMark); Letter from Brandon Becker, Director, Division of Market Regulation, SEC, to George T. Simon, Foley & Lardner (November 30, 1994) (regarding Chicago Match).

[3] Securities Exchange Act Release No. 14563 (March 14, 1978).

[4] Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

Similarly, orders submitted to Auto-Ex will enter the queue and be executed against the account of a registered options trader or specialist on the trading floor based on an established matching algorithm. The execution will depend upon the other orders entered into Auto-Ex at or around the same time as the subject order, the orders residing in the specialist's book and order ranking based on the price-time priority ranking algorithm. Because users of Auto-Ex will relinquish control of their orders upon transmission to Auto-Ex, and will not be able to influence or guide the execution of their orders, the staff believes that this requirement is met with respect to orders that are executed automatically on Auto-Ex.

3. Execution Through Unaffiliated Member

Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized that this requirement is not applicable when automated exchange facilities are used. For example, in considering the operation of COMEX and PACE, the Commission noted that while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems. Because the design of these systems ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[5] Similarly, the design of RAES appears to ensure that members do not possess any special or unique trading advantages in the handling of their orders after transmission.

4. Non-Retention of Compensation for Discretionary Accounts

The staff notes that members who intend to rely on Rule 11a2-2(T) in connection with transactions using Auto-Ex must comply with the requirements of Section (a)(2)(iv) of the rule.

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5 Securities Exchange Act Release No. 15533 (January 29, 1979) at n. 25.

Conclusion

This interpretive position is based solely on your representations and the facts presented, and is strictly limited to the application of Rule 11a2-2(T) to the Auto-Ex transactions described above. Any different facts or circumstances may require a different response.

Sincerely,

Paula R. Jenson
Deputy Chief Counsel

AMERICAN
STOCK EXCHANGE
Equities Options ETFs

Jeffrey P. Burns
Assistant General Counsel

American Stock Exchange
86 Trinity Place
New York, NY 10006
T (212) 306 - 1401
F (212) 306 - 2139

July 8, 2002

Catherine McGuire
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re: Proposal to Allow Broker-Dealer Orders Eligible for Automatic Execution Through the Exchange's Auto-Ex System
Amex File No. 2002-57

Dear Ms. McGuire:

In connection with the above-referenced filing, the American Stock Exchange, LLC ("Amex" or "Exchange") respectfully requests that the Division of Market Regulation of the Securities and Exchange Commission ("SEC" or "Commission") provide interpretive guidance regarding the application of Section 11(a) of the Securities Exchange Act of 1934 (the "1934 Act") to the Exchange's Automatic Execution System ("Auto-Ex")[1] for options. The Exchange believes that our proposal to allow broker-dealer orders to be eligible for Auto-Ex satisfies the requirements of Rule 11a2-2(T).[2] We believe that the policy concerns that Congress sought to address in Section 11(a) – the time and place advantage that members on exchange floors may have over non-members off the floor and the general public – are not present in connection with Auto-Ex.

I. Background

On June 21, 2002, the Exchange filed a proposal to adopt rules to allow orders for the accounts of broker-dealers to be eligible for execution through Auto-Ex (the "Proposal").[3] The Proposal would allow both off-floor and on-floor broker-dealer orders to be executed, on a case-by-case basis, through Auto-Ex.[4] As a result of SEC staff comments, the Exchange submits its analysis of the Proposal relating to the application

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1 The Amex Auto-Ex system currently provides for the automatic order entry and execution of public customer market or marketable limit orders pursuant to Exchange rules. *See* Amex Rule 933.

2 Rule 11a2-2(T) is one of the exceptions to Section 11(a)'s general prohibition on proprietary trading.

3 *See* Amex File No. 2002-57.

4 The Proposal would permit orders for the accounts of broker-dealers to be executed on Auto-Ex. The Proposal identifies two types of broker-dealer orders that may be executed automatically on Auto-Ex: (1) orders for the accounts of specialists and market makers on an exchange who are exempt from the provisions of Regulation T of the Federal Reserve Board pursuant to Section 7(c)(2) of the Securities Exchange Act of 1934; and (2) orders for the accounts of broker-dealers who are not specialists or market makers on an exchange. Under the Proposal, both types of orders would be eligible for automatic execution on Auto-Ex. Enclosed as Exhibit A is the text of the proposal rule change that is pending with the Commission.

of Section 11(a) of the 1934 Act.[5] For the reasons discussed below, the Exchange believes that this rule proposal is consistent with the stated objectives of Section 11(a).

II. Discussion

Rule 11a2-2(T) – The "Effect Versus Execute" Rule

Section 11(a) of the 1934 Act prohibits a member of a national securities exchange from effecting transactions on the exchange for its own account, the account of an associated person, or an account in which it or an associated person exercises investment discretion (collectively, "covered accounts"), unless an exception applies. Rule 11a2-2(T) provides exchange members with an exception in addition to those provided for in Section 11(a). Known as the "Effect Versus Execute" Rule, Rule 11a2-2(T) permits exchange members, subject to certain conditions, to effect transactions in covered accounts by arranging for an unaffiliated member to execute the transactions directly on the exchange floor. To comply with the Rule's conditions, a member (1) must transmit the order from off the exchange floor; (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution;[6] (3) may not be affiliated with the executing member; and (4) with respect to an account over which the member or an associated person has investment discretion, neither the member nor the associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

These four (4) requirements imposed by the "Effect Versus Execute" Rule are "designed to put members and non-members on the same footing, to the extent practicable, in light of the purpose of Section 11(a)."[7] The Exchange believes that the characteristics of the Auto-Ex system does not result in disparate treatment of members and non-members, and therefore, permitting broker-dealer orders entry into Auto-Ex complies with the provisions of Rule 11a2-2(T).

Off-Floor Transmission

Rule 11a2-2(T) requires orders for a covered account transaction to be transmitted from off the exchange floor. In considering automated systems, the Commission and the Staff have stated that the off-floor transmission requirement would be met if a covered account order is transmitted from off the floor directly to the Exchange floor by electronic means.[8] Like these other automated systems, orders sent to the Exchange for execution via Auto-Ex will be transmitted from remote locations (via the member firm interface) directly to the Exchange floor by electronic means. Therefore, the Amex believes that orders electronically transmitted for execution on Auto-Ex by members from off the Exchange floor satisfy the off-floor transmission requirement.

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5 *See also* SEC No-Action Letter, Philadelphia Stock Exchange, Inc. (April 15, 2002) and SEC No-Action Letter, Pacific Exchange, Inc. (October 31, 2001).

6 The member may participate, however, in clearing and settling the transaction.

7 *See* Securities Exchange Act Release No. 14713 (April 27, 1978), FR 18557, 18560.

8 *See* Securities Exchange Act Release No. 14563 (March 14, 1978), 43 FR 11542 (March 17, 1978) (the "1978 Release") where the Commission indicated that the off-floor transmission requirement would be met by means of an electronic order-routing system such as the NYSE Designated Order Turnaround System (DOT). *See* also *infra* note 11 for other electronic order routing systems that satisfy the off-floor transmission requirement of the Rule.

Non- Participation in Order Execution

The "Effect Versus Execute" Rule further provides that the exchange member and its associated person may not participate in the execution of the transaction once the order has been transmitted to the floor. Once a member's order has been entered from off-floor, such member may not participate in, influence or guide the execution of such order on the floor. This requirement originally was intended to prevent members with their own brokers on the exchange floor from using those persons to influence or guide their orders' execution.[9] It does not preclude members from canceling or modifying orders, after they have been transmitted to the floor. Cancellations or modifications must also be transmitted from off the exchange floor.[10]

The Commission in analyzing the non-participation requirement to both the COMEX and PACE systems noted (1) that a member relinquishes any ability to influence or guide the execution of its order at the time the order is transmitted into the system, and (2) although the execution is automatic, the design of such systems insures that members do not posses any special or unique trading advantages in handling orders after transmission to the trading floor.[11] As a result the Commission indicated that such orders complied with the non-participation requirement.

We similarly submit that eligible broker-dealer orders submitted for execution on Auto-Ex will meet this non-participation requirement. Orders submitted to Auto-Ex will enter the queue and be executed against the account of a registered options trader ("ROT") or specialist on the trading floor who is logged on to Auto-Ex based on an established matching algorithm. The execution depends upon the other orders entered into Auto-Ex at or around the same time as the subject order, the orders residing in the specialist's book and order ranking based on the price-time priority ranking algorithm. Therefore, at no time following the submission of an order will a broker-dealer who enters an order retain any ability to control the timing of an execution or otherwise enjoy the kind of special order-handling advantages inherent in being on an exchange floor. Accordingly, the Exchange believes that the non-participation requirement is met whenever inbound broker-dealer orders are executed automatically on Auto-Ex.

Execution Through Unaffiliated Member

Although Rule 11a2-2(T) contemplates having an order executed by an exchange member who is unaffiliated with the member initiating the order, the Commission has recognized in the past that this requirement is not applicable where automated exchange facilities are used. For example, in considering the operation of certain order routing

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9 *See generally* the 1978 Release *supra* note 8.

10 Id.

11 *See* Securities Exchange Act Release No. 15533 (January 29, 1979), 44 FR 6084 (January 31, 1979) ("1979 Release") at n.25. The Commission in its 1979 Release noted that orders sent to the Amex trading floor through the Post Execution Reporting System and the Options Switching System and (precursors to the Amex Order File or "AOF") are similar to NYSE DOT orders, and held that the use of these systems satisfy the off-floor transmission requirement in Rule 11(a)2-2(T). More recently, the Commission reached the same conclusion concerning the VWAP Trading System, OptiMark and the Chicago Match, stating that a member does not retain the ability to influence or guide the execution of an order after the member submits the order to each of these systems. *See*, Letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Phlx, dated March 24, 1999 ("VWAP Letter") (approving Phlx's VWAP Trading System); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC, to David E. Rosedahl, PCX, dated November 30, 1998 ("OptiMark Letter") (approving the PCX application of OptiMark); and letter regarding Chicago Match, from Brandon Becker, Director, Division of Market Regulation, SEC, to George T. Simon partner, Foley & Lardner, dated November 30, 1994 ("Chicago Match Letter").

systems, such as COMEX and PACE, the Commission noted that, while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems.[12] Because the design of these systems ensures that members do not posses any special or unique trading advantages in handling their orders after transmitting them to the exchange floors, the Commission has stated that executions obtained through these systems satisfy the independent execution requirement of Rule 11a2-2(T).[13] Similarly, the design of Auto-Ex ensures that broker-dealers do not have any special or unique trading advantages in the handling of their orders. Accordingly, a broker-dealer effecting a transaction through Auto-Ex satisfies the requirement for execution through an unaffiliated member.

Non-Retention of Compensation for Discretionary Accounts

The exemption in Rule 11a2-2(T) also requires members, in general, to not retain compensation in the case of discretionary accounts. Specifically, Rule 11a2-2(T)(a)(2)(iv) states that, in the case of a transaction effected for an account for which the initiating member exercises investment discretion, the member may not retain compensation for effecting the transaction without the express written consent of the person authorized to transact business for the account. As a prerequisite to use of the Auto-Ex system, if a member is to rely on Rule 11a2-2(T) for a managed account transaction, the member must comply with the limitations on compensation as set forth in paragraph (a)(2)(iv) of the Rule.

III. Conclusion

The Exchange believes that its Auto-Ex system satisfies the four (4) requirements of Rule 11a2-2(T) as well as the general policy objectives of Section 11(a). The proposed rule change to allow orders for the account(s) of broker-dealers to be electronically delivered and executed on Auto-Ex should be beneficial because it will enable broker-dealers to receive more efficient execution of their orders. The rule proposal will place all users of the Exchange's Auto-Ex system, members and non-members, on the "same footing," as intended by Rule 11a2-2(T). No member will be able to engage in proprietary trading in a manner inconsistent with Section 11(a).

We believe that this letter clarifies our position with respect to this matter. If you have any questions or comments, please contact me at (212) 306-1822.

Sincerely,

Jeffrey P. Burns

Enclosure

cc: Daniel P. Fisher, Esq.
Ryan Helmich

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[12] *See* 1979 Release *supra* note 11. *See also* VWAP Letter, OptiMark Letter and Chicago Match Letter *supra* note 11.
[13] *Id.*

EXHIBIT A

AMERICAN STOCK EXCHANGE LLC
Proposed Rule Change

It is proposed that the following provisions of the American Stock Exchange Rules be amended as set forth below. *[Bracketing]* indicates text to be deleted and underlining indicates text to be added.

Rule 933. Automatic Execution of Options Orders

(a) Only non-broker/dealer customer orders shall be eligible for execution on the Exchanges Automatic Execution System (Auto-Ex) , except that the Options Floor Trading Committee ("Floor Committee") may determine, on an issue-by-issue basis, to allow the following types of orders to be executed on Auto-Ex:

(1) Broker-dealer orders; or
(2) Broker-dealer orders that are not for the accounts of market makers or specialists on an exchange who are exempt from the provisions of Regulation T of the Federal Reserve Board pursuant to Section 7(c)(2) of the Securities Exchange Act of 1934.

For the purposes of this Rule, the term broker/dealer includes foreign broker/dealers.

(b) Broker-dealer orders entered through the Exchange's order routing system will not be automatically executed against orders in the limit order book. Broker-dealer orders may interact with orders in the limit order book only after being re-routed to the Amex Options Display Book (AODB) for execution.

(c) If the Floor Committee permits broker-dealer orders to be automatically executed in an issue pursuant to this Rule, then it may also permit the following with respect to such orders:

(1) The maximum order size eligibility for broker-dealer orders may be less than the applicable order size eligibility for non-broker-dealer customer orders; and
(2) Non-broker-dealer customer orders may be eligible for automatic execution at the current best bid or offer displayed by another options exchange pursuant to Commentary .01 while broker-dealer orders are not so eligible.

(d) Exchange Registered Options Traders and other broker-dealers must assure that orders for their own accounts are not entered on the Exchange and represented or executed in violation of the following provisions: Rule 157(Orders With More Than One Broker), Rule 103(b) (Initiation of Transaction for Joint Acct), Rule 111(c) (Concurrent Representation), and Section 9 of the Securities Exchange Act of 1934 (Wash Sales).

(e) [(b)] No change

(f) [(c)] No change

(g) [(d)] No change

Commentary--

.01 No change

.02 No change

.03 No change

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